Exhibit 99.2

Hebron Technology Co., Ltd. Reports Financial Results for the First Half of 2017

Wenzhou, China, December 29, 2017/ PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the six months ended June 30, 2017.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, “With revenues decreasing by 27.9% to $7.74 million, our first half financial results reflected the impact of fewer projects being completed for our installation services as the relocation of our manufacturing facility caused a temporary interruption to our business during the six months ended June 30, 2017. However, with recent multiple project wins and a growing project pipeline, we are confident about our near-term outlook and expect the growth to return in the near future.”

Six Months Ended June 30, 2017 Financial Results

•	Total revenues decreased by 27.9% to $7.74 million for the six months ended June 30, 2017. The decrease in total revenues was due to a decrease in the number of projects and average revenues per project for installation services and partially offset by an increase in fluid equipment sales.

•	Gross and operating margins were 37.1% and 2.1%, respectively, for the six months ended June 30, 2017, compared to 38.2% and 27.0%, respectively, for the same period of last year.

•	Net loss was $0.34 million, or a loss per share of $0.02, for the six months ended June 30, 2017, compared to net income of $2.14 million, or earnings per share of $0.18, for the same period of last year.

	For the Six Months Ended June 30,
($ millions)	2017	2016	% Change
Revenues	7.74	10.74	-27.9%
Installation service	6.35	9.82	-35.3%
Fluid equipment sales	1.39	0.92	50.8%

Gross profit	2.87	4.11	-30.1%
Gross margin	37.1%	38.2%	-1.2 pp*
Installation service	40.3%	40.0%	0.4 pp*
Fluid equipment sales	22.2%	20.0%	2.2 pp*

Operating income	0.17	2.90	-94.3%
Operating margin	2.1%	27.0%	-24.9 pp*
Net income (loss)	-0.34	2.14	-116.0%
Net income (loss) margin	-4.4%	20.0%	-24.4 pp*
Diluted earnings (loss) per share	-0.02	0.18	-113.1%

*pp represents percentage points

Revenues

For the six months ended June 30, 2017, total revenues decreased by $3.00 million, or 27.9%, to $7.74 million from $10.74 million for the same period of last year. The decrease in total revenues was related to a decrease in revenues from installation services as fewer projects were completed during the six months ended June 30, 2017.

Revenues from installation services decreased by $3.47 million, or 35.3%, to $6.35 million for the six months ended June 30, 2017 from $9.82 million for the same period of last year. We provided installation services for 3 projects with an average project revenue of $2.12 million during the six months ended June 30, 2017, compared to 4 projects with an average project revenue of $2.46 million during the same period of last year. Revenues from fluid equipment sales increased by $0.47 million, or 50.8%, to $1.39 million for the six months ended June 30, 2017 from $0.92 million for the same period of last year.

Cost of revenues and gross profit

Total cost of revenues decreased by $1.76 million, or 26.6%, to $4.87 million for the six months ended June 30, 2017 from $6.64 million for the same period of last year. Overall gross profit decreased by $1.24 million, or 30.1%, to $2.87 million for the six months ended June 30, 2017 from $4.11 million for the same period of last year. Overall gross margin was 37.1% for the six months ended June 30, 2017, down 1.2 percentage points from 38.2% for the same period of last year.

Cost of revenues for installation services decreased by $2.11 million, or 35.7%, to $3.79 million for the six months ended June 30, 2017 from $5.90 million for the same period of last year. The decrease in cost of revenues was in line with the decrease in revenues for installation services. Gross profit for installation services decreased by $1.36 million, or 34.7%, to $2.56 million for the six months ended June 30, 2017 from $3.92 million for the same period of last year. Gross margin for installation services was 40.3% for the six months ended June 30, 2017, compared to 40.0% for the same period of last year.

Cost of revenues for fluid equipment sales increased by $0.34 million, or 46.6%, to $1.08 million for the six months ended June 30, 2017 from $0.74 million for the same period of last year. Gross profit for fluid equipment sales increased by $0.12 million, or 67.5%, to $0.31 million for the six months ended June 30, 2017 from $0.18 million for the same period of last year. Gross margin for fluid equipment sales was 22.2% for the six months ended June 30, 2017, compared to 20.0% for the same period of last year.

Operating expenses

General and administrative expenses increased by $1.00 million, or 215.3%, to $1.47 million for the six months ended June 30, 2017 from $0.47 million for the same period of last year. The increase was mainly due to higher professional accounting and legal fees incurred during the six months ended June 30, 2017 associated with the Company’s listing on NASDAQ. Selling expenses were $0.75 million for the six months ended June 30, 2017, compared to $0.72 million for the same period of last year. Research and development expenses were $0.49 million for the six months ended June 30, 2017, compared to $0.02 million for the same period of last year. The increase in research and development expenses was mainly due to increased R&D activities in developing the intelligent valve controller system during the six months ended June 30, 2017. As such, total operating expenses increased by $1.50 million, or 123.9%, to $2.70 million for the six months ended June 30, 2017 from $1.21 million for the same period of last year.

Operating income

Operating income decreased by $2.73 million, or 94.3%, to $0.17 million for the six months ended June 30, 2017 from $2.90 million for the same period of last year. The decrease in operating income was due to the combined effect of a decrease in revenues and an increase in operating expenses. Operating margin was 2.1% for the six months ended June 30, 2017, compared to 27.0% for the same period of last year.

Income before income taxes and income tax

Income before income taxes decreased by $2.74 million, or 95.0%, to $0.14 million for the six months ended June 30, 2017 from $2.89 million for the same period of last year. Income tax provision was $0.49 million for the six months ended June 30, 2017, compared to $0.74 million for the same period of last year.

Net income (loss) and earnings (loss) per share

Net loss was $0.34 million, or loss per share of $0.02, for the six months ended June 30, 2017, compared to net income of $2.14 million, or earnings per share of $0.18, for the same period of last year. The decrease in net earnings was primarily related to the decrease in revenues and, to a lesser extent, the increase in operating expenses.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company

Yingping Chen, Secretary
Phone: +86-180-6776-3129

Investor Relations

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash	$3,610,585	$11,875,893
Contracts receivable, net	13,293,350	12,928,033
Accounts receivable, net	265,002	187,852
Notes receivable	14,611	277,745
Retainage receivables, net	2,552,813	2,425,500
Inventories	3,775,477	2,249,623
Prepayments and advances to suppliers, net	9,024,485	4,537,823
Other receivables, net	618,977	96,602

TOTAL CURRENT ASSETS	33,155,300	34,579,071

Property and equipment at cost, net of accumulated depreciation	13,153,805	11,186,013
Land use right, net of accumulated amortization	1,070,006	1,071,310
Deferred tax assets	207,687	242,963

TOTAL ASSETS	$47,586,798	$47,079,357

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$250,760	$287,986
Accounts payable	1,221,616	1,185,215
Accrued expenses and other current liabilities	886,930	1,009,878
Advances from customers	2,997,590	3,060,962
Deferred revenue	877,095	1,042,511
Taxes payable	9,353,299	8,744,563
Due to related parties	-	68,397

TOTAL CURRENT LIABILITIES	15,587,290	15,399,512

Long-term loans	395,315	532,775

TOTAL LIABILITIES	15,982,605	15,932,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 and 14,695,347 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	14,695	14,695
Additional paid-in capital	10,237,965	10,237,965
Retained earnings	22,397,770	22,741,104
Accumulated other comprehensive loss	(1,046,237)	(1,846,694))

TOTAL SHAREHOLDERS' EQUITY	31,604,193	31,147,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,586,798	$47,079,357

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
REVENUE
Installation service	$6,352,092	$9,820,436
Fluid equipment sales	1,391,348	922,697
	7,743,440	10,743,133
COST OF REVENUE
Cost of product and services	4,769,712	6,482,331
Business and sales related taxes	103,923	153,099

GROSS PROFIT	2,869,805	4,107,703

OPERATING EXPENSES
General and administrative expenses	1,469,722	466,192
Selling expenses	749,522	719,230
Research and development expenses	485,335	22,440
Total operating expenses	2,704,579	1,207,862

INCOME FROM OPERATIONS	165,226	2,899,841

OTHER INCOME (EXPENSE)
Other income, net	2,256	283
Interest expense	(23,518)	(12,114)
Total other expense, net	(21,262)	(11,831)

INCOME BEFORE INCOME TAXES	143,964	2,888,010

PROVISION FOR INCOME TAXES	487,298	744,118

NET INCOME (LOSS)	$(343,334)	$2,143,892

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	800,457	(437,776)

COMPREHENSIVE INCOME	$457,123	$1,706,116

Basic and diluted earnings per common share
Basic	$(0.02)	$0.18
Diluted	$(0.02)	$0.18

Weighted average number of shares outstanding
Basic	14,695,347	12,000,000
Diluted	14,695,347	12,000,000